SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s fourth quarter of
2014 financial and operating report

Mexico City, February 10, 2015 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2014.

We ended 2014 with 368 million access lines, 8.4% more than a year before, reflecting the consolidation of Telekom Austria. The organic growth rate of our total access base was 1.2% relative to 2013. Altogether we had 289.4 million wireless subscribers, 34.3 million landlines, 22.6 million broadband accesses and 21.5 million PayTV units.

Brazil is our largest and fastest-growing operation with 107.2 million accesses, up 5.7% from the year before.

Our fourth quarter revenues totaled 229.3 billion pesos, 2.7% more than a year before in Mexican peso terms, bringing to 883.8 billion pesos the total for the year (proforma). At constant exchange rates service revenues were up 3.2% in the quarter.

Mobile data revenues continued to be the more important driver of growth, followed by PayTV, rising 14.6%, and 12.7%, respectively. Fixed broadband revenues increased 12.0%, while voice revenues continued to deteriorate in both platforms, partly on account of regulatory measures.

Consolidated EBITDA totaled 67.7 billion pesos in the quarter and 279.2 billion pesos for the full year. At constant exchange rates it was up 1.9% with that of the Americas expanding at a 4.4% pace. The EBITDA margin stood at 29.5% of revenues.

Our operating profits declined 11.2% in Mexican peso terms—as depreciation and amortization charges rose 12.5%. This decrease and a 42.3% increase in comprehensive financing costs, led to an 77.8% decline on net profit. The increase in comprehensive financing cost was on account of unrealized foreign exchange losses.

Throughout the year we funded capital expenditures in the amount of 149.7 billion pesos and distributed 52.1 billion pesos to shareholders. We acquired minority interests and subscribed new equity in the aggregate amount of 10.2 billion pesos. Furthermore, we contributed 16.3 billion pesos to our pension funds. Net debt was up to 534.4 billion pesos.

América Móvil Fundamentals (IFRS)
	4Q14	4Q13	Var. %
EPS (Mex$) (1)	0.05	0.23	-77.0%
Earning per ADR (US$) (2)	0.08	0.35	-78.4%
Net Income (millions of Mex$)	3,612	16,286	-77.8%
Average Shares Outstanding (billion) (3)	68.47	70.95	-3.5%
Average ADRs Outstanding (millions) (4)	450	493	-8.8%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

In November, we successfully completed a capital increase for the Telekom Austria Group of one billion euros, to which América Móvil contributed 604 million euros. The capital increase has strengthened Telekom Austria’s financial position and has secured its investment-grade ratings. It was upgraded one notch by S&P to BBB with a stable outlook, while Moody’s confirmed its stable outlook with a rating of Baa2; both rating agencies had downgraded Telekom Austria’s debt in October 2013.

Being the first adopters of the new technologies in Latin America, we have made important efforts to complete the rollout of our 4GLTE networks. In recent months, we participated in spectrum auctions in several countries to be able to deploy 4GLTE services and expand our 3G footprint. We have committed approximately 1,755 million dollars for the use of the frequencies. In Brazil we were granted the use of 20 MHz of spectrum in the 700MHz band at a cost of approximately 763.5 million dollars. In Argentina, we obtained 20 MHz in the 1,700MHz band and 30MHz in the 700MHz band for which we will pay in all, 641 million dollars. In January 2015, we agreed to pay 180 million dollars in Ecuador for the use of 20MHz of spectrum in the 1,900 MHz band and 40MHz in the 700MHz frequency and in Puerto Rico we were granted the use of 10MHz of spectrum in the 1,700 MHz band for a price of 170 million dollars.

Access Lines

We ended 2014 with 368 million access lines, 8.4% more than a year before which mostly reflects the consolidation of Telekom Austria last July. The organic growth rate of our total access base was 1.2% relative to 2013. Altogether we had 289.4 million wireless subscribers, 34.3 million landlines, 22.6 million broadband accesses and 21.5 million PayTV units.

América Móvil’s Subsidiaries as of December 2014
Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	98.7%	Global Consolidation Method
	Sección Amarilla (1)	other	98.4%	Global Consolidation Method
	Telvista	other	89.4%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.7%	Global Consolidation Method
Brazil	Claro (2)	wireless	96.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	98.4%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless/wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.4%	Equity Method
Austria	Telekom Austria	wireless/wireline	59.7%	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.79%.

(2) On December 31, 2014, Embratel and Net merged into Claro of which América Móvil owns 79.22% through Telmex Internacional and 16.90% through Sercotel. As of February 2nd, reflects the acquisition of minority shareholders.

With 107.2 million accesses as of December, Brazil is our largest and fastest-growing operation; its number of accesses rose 5.7% from the year before.

Wireless Subscribers

After net additions of 2.6 million in the fourth quarter we finished December with 289.4 million clients, practically flat in relation with the year before. Throughout the year we disconnected prepaid clients in various countries as we implemented a common churn policy amongst our operations. As for our postpaid base it increased 5.1% organically to 59.5 million subscribers, with net gains of 958 thousand subscribers in the quarter including 431 thousand in Brazil and 161 thousand in Mexico.

Our postpaid base grew particularly rapidly in Central America—15%—with Brazil and Mexico expanding at a 9.3% and 6.0% rate respectively.

Brazil and Mexico each account for a fourth of our client base. Colombia contributes 10% of our subs followed by TracFone in the US with 9%. Altogether, our operations in the Argentinean block represent approximately 8%, while those in Europe and the ones in the Central America-Caribbean block each account for 7%.

Wireless Subscribers as of December 2014
	Total(1) (Thousands)
Country	Dec'14	Sep'14	Var.%	Dec'13	Var.%
Argentina, Paraguay and Uruguay	22,000	22,004	0.0%	22,218	-1.0%
Austria & CEE	20,008	19,903	0.5%	20,117	-0.5%
Brazil	71,107	69,636	2.1%	68,704	3.5%
Central America & Caribbean	19,065	19,327	-1.4%	22,985	-17.1%
Chile	5,754	5,677	1.4%	5,948	-3.3%
Colombia	29,776	29,291	1.7%	28,977	2.8%
Ecuador	11,772	12,280	-4.1%	12,031	-2.2%
Mexico	71,463	70,474	1.4%	73,505	-2.8%
Peru	12,498	12,338	1.3%	11,855	5.4%
USA	26,006	25,904	0.4%	23,659	9.9%
Total Wireless Lines	289,449	286,834	0.9%	290,000	-0.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

*Includes Panama’s wireless subscribers.

Fixed Revenue Generating Units

We added 840 thousand RGUs in the fourth quarter to end the year with 78.4 million RGUs, 6.5% more than a year before (proforma). Nearly half of the RGUs—46%—were in Brazil, with Mexico accounting for 28%, Colombia 7%, and both Central America and Europe (Telekom Austria) slightly less than 6%.

In spite of disconnections in Mexico, Puerto Rico and Europe, we managed to post a 2.9% increase in the number of fixed lines. Broadband accesses rose 8.6% and the number of PayTV clients 10.1%.

Fixed-Line and Other Accesses (RGUs) as of December 2014
	Total (Thousands)
Country	Dec'14	Sep'14	Var.%	Dec'13	Var.%
Argentina, Paraguay and Uruguay	595	593	0.4%	548	8.7%
Austria & CEE	4,402	4,369	0.8%	4,212	4.5%
Brazil	36,096	35,564	1.5%	32,683	10.4%
Central America & Caribbean	6,953	6,844	1.6%	6,504	6.9%
Chile	1,231	1,236	-0.4%	1,167	5.5%
Colombia	5,307	5,188	2.3%	4,749	11.8%
Ecuador	343	336	2.2%	311	10.5%
Mexico	22,250	22,242	0.0%	22,452	-0.9%
Peru	1,233	1,199	2.9%	1,032	19.5%
Total RGUs	78,412	77,572	1.1%	73,657	6.5%

América Móvil Consolidated Results

The fourth quarter of 2014 was characterized by significant foreign exchange volatility throughout the world alongside increased expectations of interest rate hikes this year by the FED as U.S. economic activity appeared to gain momentum. Emerging market currencies suffered vis-à-vis the U.S. dollar, as did the euro, the latter on expectations of quantitative easing by the European Central Bank. The U.S. dollar rose 12.6% in the quarter against the Mexican peso; 13.4% against the Brazilian real; 24.2% vs. the Colombian peso and 13.6% vis-à-vis the euro.

Our fourth quarter revenues totaled 229.3 billion pesos, 2.7% more than a year before in Mexican peso terms, bringing to 883.8 billion pesos the total for the year (proforma, assuming the consolidation of TKA had taken place at the end of last year).

At constant exchange rates service revenues were up 3.2% in the quarter, with growth rates decelerating in several markets partly as a result of the introduction of new regulatory measures including lower interconnection rates. In the Americas the rate of growth of service revenues came down from 4.9% in the third quarter to 3.9% in the fourth; in Europe it went from +2.7% to -3.9% in the same period, partly to do with the booking of extraordinary items a year before and the phasing in of new accounting policies on revenues recognition.

At 14.6%, mobile data revenues continued to be the more important driver of growth, followed by PayTV, at 12.7%. Fixed broadband revenues grew 12.0%, while voice revenues continued to deteriorate in both platforms, partly on account of the regulatory measures mentioned above.

The South American block continued to lead in terms of service revenue growth, with 5.6% in the fourth quarter, followed by Central America-The Caribbean, at 4.5%. In Europe service revenues were down. Belarus had a positive contribution for the group, albeit at a lower rate than it used to because of the crisis in Russia.

América Móvil’s Income Statement (IFRS) Pro-forma* Millions of Mexican pesos
	4Q14	4Q13	Var.%	Jan-Dec 14	Jan-Dec 13	Var.%
Service Revenues	197,444	195,611	0.9%	785,678	768,410	2.2%
Equipment Revenues	31,860	27,769	14.7%	98,154	90,182	8.8%
Total Revenues	229,304	223,380	2.7%	883,832	858,592	2.9%

Cost of Service	68,295	64,406	6.0%	266,042	256,329	3.8%
Cost of Equipment	39,391	38,893	1.3%	133,586	130,429	2.4%
Selling, General & Administrative Expenses	51,719	48,393	6.9%	192,744	184,725	4.3%
Others	2,232	3,554	-37.2%	12,247	10,266	19.3%
Total Costs and Expenses	161,637	155,245	4.1%	604,619	581,749	3.9%

EBITDA	67,667	68,136	-0.7%	279,213	276,843	0.9%
% of Total Revenues	29.5%	30.5%		31.6%	32.2%
Depreciation & Amortization	34,037	30,262	12.5%	126,870	116,209	9.2%
EBIT	33,630	37,874	-11.2%	152,343	160,634	-5.2%
% of Total Revenues	14.7%	17.0%		17.2%	18.7%

Net Interest Expense	7,550	7,279	3.7%	28,543	26,762	6.7%
Other Financial Expenses	-2,579	2,022	-227.5%	4,600	5,690	-19.2%
Foreign Exchange Loss	22,818	10,232	123.0%	28,590	19,685	45.2%
Comprehensive Financing Cost (Income)	27,789	19,533	42.3%	61,732	52,137	18.4%
Income & Deferred Taxes	593	2,050	-71.1%	37,975	31,781	19.5%

Net Income before Minority Interest and Equity	5,248	16,291	-67.8%	52,636	76,716	-31.4%
Participation in Results of Affiliates minus
Equity Participation in Results of Affiliates**	-808	-423	-91.0%	-2,652	-260	n.m.
Minority Interest	-829	418	-298.2%	-2,802	-1,239	-126.1%
Net Income	3,612	16,286	-77.8%	47,182	75,217	-37.3%
* All periods include Telekom Austria Group results pro-forma ** Includes KPN n.m. Not meaningful

Consolidated EBITDA totaled 67.7 billion pesos in the quarter and 279.2 billion pesos for the full year. At constant exchange rates it was up 1.9% with that of the Americas expanding at a 4.4% pace. The EBITDA margin for the period stood at 29.5% of revenues, reflecting the fact that in most operations there were margin improvements relative to the prior year.

Our operating profits were down 11.2% in Mexican peso terms, as depreciation and amortization charges rose 12.5%. Relative to revenues, these charges went up nearly one percentage point to 14.8%.

We registered a net profit of 3.6 billion pesos in the quarter, down 77.8% from the prior year, reflecting partly the above-mentioned decline in operating profits but also our comprehensive financing costs. At 27.8 billion pesos, they were 42.3% higher than a year before on account of foreign exchange losses.  Such losses are unrealized losses that accrue on the currency exposure of our debt—which has a 12-year average life—with most of our currency exposure centered in euros. Our net profit was equivalent to 5 peso cents per share or 8 dollar cents per ADR.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated *Pro-forma Millions of Mexican Pesos
	Dec '14	Dec '13	Var.%		Dec '14	Dec '13	Var%
Current Assets				Current Liabilities
Cash & Securities	72,638	51,959	39.8%	Short Term Debt**	57,324	28,303	102.5%
Accounts Receivable	160,384	151,052	6.2%	Accounts Payable	244,227	215,196	13.5%
Other Current Assets	18,292	16,609	10.1%	Other Current Liabilities	58,350	56,382	3.5%
Inventories	35,930	38,081	-5.6%		359,901	299,881	20.0%
	287,245	257,702	11.5%

Non Current Assets				Non Current Liabilities
Plant & Equipment	605,408	582,897	3.9%	Long Term Debt	549,750	542,865	1.3%
Investments in Affiliates	49,263	71,421	-31.0%	Other Liabilities	122,012	110,174	10.7%
					671,762	653,039	2.9%
Deferred Assets
Goodwill (Net)	127,752	130,002	-1.7%
Intangible Assets	92,679	77,745	19.2%	Shareholder's Equity	224,644	246,948	-9.0%
Deferred Assets	93,960	80,101	17.3%

Total Assets	1,256,307	1,199,868	4.7%	Total Liabilities and Equity	1,256,307	1,199,868	4.7%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Pro-forma Millions of U.S. dollars equivalent
	Dec-13	Dec-14
Peso - denominated debt	5,914	5,783
Bonds and other securities	5,914	5,762
Banks and others	0	21
U.S. Dollar - denominated debt	16,381	16,026
Bonds and other securities	15,848	15,727
Banks and others	534	299
Debt denominated in other currencies	21,384	19,438
Bonds and other securities	19,958	18,383
Banks and others	1,425	1,055
Total Debt	43,679	41,247
*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

We finished the year with a net debt of 533.4 billion pesos, up from 518.6 billion pesos a year before (assuming we had consolidated Telekom Austria then). It was equivalent to 1.7 times LTM EBITDA adjusting for our currency exposure. Throughout the year we funded capital expenditures in the amount of 149.7 billion pesos and distributed 52.1 billion pesos to shareholders, including 35.0 billion pesos via share buybacks. In addition we acquired minority interests and subscribed new equity in the aggregate amount of 10.2 billion pesos. Furthermore, we contributed 16.3 billion pesos to our pension funds.

Mexico

The Mexican economy observed a moderate rate of growth in 2014. We expect it to be around 2%, but is set to increase this year in spite of falling oil prices and may turn out to be around 50% higher than it was last year. The base is there to support higher growth rates, given the investments by the private sector in energy, petrochemicals, telecoms, infrastructure and housing, among others.

We added nearly one million wireless subscribers in the fourth quarter to finish December with 71.5 million wireless subs, with our postpaid base adding 161 thousand subscribers in the quarter for a 6% year-on-year increase. On the fixed platform, we ended the year with 13.1 million fixed lines, including social telephony, and 9.2 million broadband accesses.

In August the new Federal Telecommunications Law took effect. It calls for the elimination of national roaming charges for all operators and asymmetric interconnection rates for Telcel, with Telcel continuing to pay its competitors interconnection charges but not being able to charge them at all for the same service. We have sought an injunction against this measure. Shortly after the Law was passed, the two undercapitalized operators with limited capacity to invest—Iusacell and Nextel—that were to take advantage of the unusual assymetric measures imposed on us were put up for sale. AT&T acquired Iusacell and has announced an agreement to acquire Nextel.

The economic impact of the measures enacted was offset by the continued expansion of our mobile data services and a reduced support on the sale of handsets on our part relative to what we had been providing in the market for some months.

Given the operational problems experienced by some of our competitors there has been a major change in the setup of competitors we face in the mobile sector in Mexico.  There are now three important operators with global scale participating in the sector, which points the way towards greater investments and a rapid development of the telecommunications sector in our country: AT&T, the telecoms firm with more revenues worldwide, that has acquired Iusacell and has announced an agreement to acquire Nextel, which will be integrated into its own network in the U.S.; Telefónica, with a strong presence in Latin America and Europe; and Telcel. According to the Ministry of Communications, in addition to these three operators there will be a new entity with participation of the Federal Government, mandated to begin operations by 2018. It will offer a shared wholesale network that may be used by MVNOs that seek to compete with AT&T, Telefónica and Telcel. Telefónica has more customers than AT&T in Mexico but AT&T’s revenues are higher.

Revenues from our Mexican operations reached 72.9 billion pesos in the fourth quarter. They were up 1.8% relative to the year-earlier quarter on the back of equipment revenues that increased 16.0%; service revenues declined 1.2%. Wireless voice revenues plummeted 14.7%, with the average price per minute falling 15.2% in peso terms to end at a figure equivalent to 2 dollar cents. Wireless data revenues were up 12.9% as we continued to increase the penetration of data services throughout the country on the back of a more comprehensive 3G and 4G footprint. As for our fixed line revenues, they were up 3.1%, with voice revenues coming down 5.1% and those from broadband and corporate data services expanding 12.6% year-on-year.

EBITDA increased 4.4% year-on-year to 31.0 billion pesos. The increase in EBITDA resulted from the implementation of policies aimed at decreasing operational costs and of a more conservative commercial approach, including a reduced support on the sale of handsets.

A series of additional regulatory measures are being implemented in 2015 for all firms, one of the more relevant of which is that there will be no more charges for domestic long distance service beginning January 1st in the interest of our customers.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	72,850	71,574	1.8%	278,050	275,597	0.9%
Total Service Revenues	58,349	59,075	-1.2%	235,930	235,316	0.3%
Wireless Revenues	46,974	47,379	-0.9%	179,155	179,353	-0.1%
Service Revenues	33,782	35,950	-6.0%	142,638	144,125	-1.0%
Equipment Revenues	12,915	11,014	17.3%	36,099	34,558	4.5%
Fixed Line and Other Revenues	27,237	26,423	3.1%	106,328	104,477	1.8%
EBITDA	31,032	29,735	4.4%	121,851	120,970	0.7%
% total revenues	42.6%	41.5%		43.8%	43.9%
EBIT	24,677	23,471	5.1%	96,654	95,944	0.7%
%	33.9%	32.8%		34.8%	34.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	71,463	73,505	-2.8%
Postpaid	9,956	9,393	6.0%
Prepaid	61,507	64,112	-4.1%
MOU	263	271	-2.8%
ARPU (MxP)	159	165	-3.3%
Churn (%)	4.3%	4.3%	0.0
Revenue Generating Units (RGUs) *	22,250	22,452	-0.9%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Our combined operations ended December with 22 million wireless subscribers, practically flat on the quarter and slightly down on the year. In addition to these we had 595 thousand fixed RGUs, 8.7% more than a year ago.

The quarter’s revenues reached 6.6 billion Argentinean pesos and were up 34.6% on an annual basis. Wireless service revenues rose 23.9% on the back of data revenues that expanded 39.2% in the period. Fixed line revenues totaled 424 million Argentinean pesos and exceeded by 30.7% those obtained a year before.

EBITDA for the quarter came in at 2.3 billion Argentinean pesos and were equivalent to 35.3% of revenues, 3.7 percentage points more than in the year-earlier quarter. It was up 50.3% year-on-year.

In the fourth quarter we were granted the use of 20 MHz of spectrum nationwide in the 1,700 MHz band as well as 30 MHz in the 700 MHz band to provide 4G LTE services in the country. In addition to these, we were also awarded the use of certain blocks of 5 or 10 MHz of spectrum in the 1,800 MHz band to strengthen our 3G offer.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	6,625	4,923	34.6%	24,005	17,581	36.5%
Total Service Revenues	4,950	3,958	25.1%	18,305	14,619	25.2%
Wireless Revenues	6,235	4,627	34.7%	22,531	16,568	36.0%
Service Revenues	4,530	3,655	23.9%	16,774	13,594	23.4%
Equipment Revenues	2	1	73.4%	6	3	92.5%
Fixed Line and Other Revenues	424	324	30.7%	1,615	1,139	41.8%
EBITDA	2,336	1,554	50.3%	7,970	5,675	40.5%
% total revenues	35.3%	31.6%		33.2%	32.3%
EBIT	1,891	1,233	53.4%	6,550	4,597	42.5%
%	28.6%	25.0%		27.3%	26.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	22,000	22,218	-1.0%
Postpaid	2,789	2,947	-5.4%
Prepaid	19,211	19,270	-0.3%
MOU	137	147	-6.9%
ARPU (ARP)	69	55	24.7%
Churn (%)	2.2%	1.9%	0.2
Revenue Generating Units (RGUs) *	595	548	8.7%
* Fixed Line, Broadband and PayTV.

Brazil

We ended the year with 107.2 million accesses in Brazil, 5.7% more than in 2013. This figure includes 71.1 million wireless subscribers; it was up 3.5% year-on-year with the postpaid segment expanding 9.3%. Wireless net additions were 1.5 million in the quarter—a third of which were postpaid—bringing the year’s total to 2.4 million. On the fixed line side, RGUs were up 10.4% to 36.1 million, with the number of PayTV units climbing 10.4%, broadband accesses 13.6% and wire-lines 8.7%.

At 9.3 billion reais, fourth quarter revenues increased 5.6% year-on-year, with service revenues rising 6.3% and equipment revenues declining 6.9%. Mobile data revenues climbed 32.2% and those deriving from fixed data usage 15.3%, whereas PayTV revenues rose 12.5%. Voice revenues declined in both platforms. Nearly two thirds of our Brazilian revenues originate in the fixed line platform.

Whereas the reduction of interconnection rates had an impact on our gross revenues, it had an even greater one on our payments to other networks. Thus, in net terms, our interconnection revenues actually increased 29% from the year before.

Fourth quarter EBITDA totaled 2.3 billion reais, rising 6.5% year-on-year in spite of the solid growth of our client base. The EBITDA margin stood at 24.9% of revenues, somewhat higher than in the year-earlier quarter.

At the end of 2014, Claro, Embratel and Net Serviços were fully merged into one single entity, Claro S.A. This was a complex project that had to integrate systems and platforms, processes and personnel. This will result in operational efficiencies and greater benefits for our clients.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	9,285	8,794	5.6%	35,603	33,197	7.2%
Total Service Revenues	8,822	8,297	6.3%	34,151	31,857	7.2%
Wireless Revenues	3,593	3,669	-2.1%	13,661	13,305	2.7%
Service Revenues	3,146	3,186	-1.3%	12,250	12,018	1.9%
Equipment Revenues	448	481	-6.9%	1,403	1,279	9.7%
Fixed Line and Other Revenues	6,099	5,581	9.3%	23,532	21,270	10.6%
EBITDA	2,314	2,174	6.5%	9,001	7,873	14.3%
% total revenues	24.9%	24.7%		25.3%	23.7%
EBIT	457	388	17.7%	1,743	1,408	23.8%
%	4.9%	4.4%		4.9%	4.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	71,107	68,704	3.5%
Postpaid	15,652	14,318	9.3%
Prepaid	55,455	54,386	2.0%
MOU	123	137	-10.6%
ARPU (BrL)	15	16	-4.4%
Churn (%)	3.2%	3.6%	(0.4)
Revenue Generating Units (RGUs) *	36,096	32,683	10.4%
* Fixed Line, Broadband and Television

Chile

Our wireless base ended December with 5.8 million clients after net gains of 77 thousand subs in the quarter. Whereas the total subscriber base declined as compared to that of the prior year, on the postpaid segment we registered an increase of 4.3%. Fixed RGUs, 1.2 million, were up 5.5% relative to 2013.

Fourth quarter revenues of 193.7 billion Chilean pesos declined 7.8% in annual terms with wireless service revenues dropping 16.8% on the back of mobile termination rate cuts. These led to the virtual elimination of our net interconnection revenues. Data revenues were up slightly more than 15% in both platforms. Altogether fixed line revenues expanded 17.4% to 68.8 billion Chilean pesos and now account for 33.9% of our Chilean revenues.

EBITDA shot up 3.5 times compared to the last quarter of 2013 mostly as a result of sharp reductions in overall subscriber acquisition costs.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	193,742	210,073	-7.8%	737,643	786,220	-6.2%
Total Service Revenues	159,562	175,485	-9.1%	639,756	675,101	-5.2%
Wireless Revenues	134,302	153,920	-12.7%	503,978	571,174	-11.8%
Service Revenues	99,347	119,366	-16.8%	405,644	460,068	-11.8%
Equipment Revenues	34,180	34,587	-1.2%	97,888	111,119	-11.9%
Fixed Line and Other Revenues	68,758	58,569	17.4%	257,612	224,985	14.5%
EBITDA	9,425	2,726	245.7%	48,914	28,998	68.7%
% total revenues	4.9%	1.3%		6.6%	3.7%
EBIT	-42,888	-44,096	2.7%	-142,334	-152,043	6.4%
%	-22.1%	-21.0%		-19.3%	-19.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	5,754	5,948	-3.3%
Postpaid	1,364	1,309	4.3%
Prepaid	4,390	4,640	-5.4%
MOU	172	205	-16.2%
ARPU (ChP)	5,861	6,743	-13.1%
Churn (%)	6.4%	5.3%	1.1
Revenue Generating Units (RGUs) *	1,231	1,167	5.5%
* Fixed Line, Broadband and Television

Colombia

After gaining 485 thousand new subs in the quarter we ended 2014 with nearly 30 million subscribers in Colombia, 2.8% more than a year before. On the fixed-line segment, we had 5.3 million RGUs, 11.8% more than in the year-earlier quarter, with the number of fixed lines and broadband accesses increasing 16.1% and 18.3%, respectively.

Fourth quarter revenues were up 6.3% annually and topped three trillion Colombian pesos, with service revenues practically flat in the period and equipment revenues soaring 40.4%, which reflect among other things the sale of over 250 thousand tablets under a government mandate that specifies the provision of certain subsidies.

Data revenues showed solid improvements in both the fixed and the wireless platforms, growing 11.7% in the former and 9.0% in the latter, and with PayTV revenues climbing 14.3%. Wireless voice revenues declined 7.2% relative to the year before with the average price per minute dropping 14.7% and MOUs jumping 5.3% to 227 minutes, the highest ever in the country. Fixed voice revenues, on the other hand, increased 5.4% year-on-year. The share of revenues originating in the fixed line platform increased to 20.3%.

EBITDA came in at 1.1 trillion Colombian pesos and was down 8.8% from the year-earlier quarter. The EBITDA margin for the period came in at 35.5% of revenues.

As part of the agreement reached in March 2014 for the renewal of the concession, we have booked costs linked to the sale of subsidized tablets and other telecom equipment.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	3,050	2,869	6.3%	11,391	10,827	5.2%
Total Service Revenues	2,409	2,412	-0.1%	9,533	9,471	0.7%
Wireless Revenues	2,433	2,307	5.5%	9,037	8,687	4.0%
Service Revenues	1,783	1,842	-3.2%	7,144	7,297	-2.1%
Equipment Revenues	641	457	40.4%	1,858	1,356	37.0%
Fixed Line and Other Revenues	618	550	12.3%	2,357	2,098	12.4%
EBITDA	1,081	1,186	-8.8%	4,448	4,788	-7.1%
% total revenues	35.5%	41.3%		39.0%	44.2%
EBIT	696	828	-15.9%	3,000	3,435	-12.6%
%	22.8%	28.9%		26.3%	31.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers* (thousands)	29,776	28,977	2.8%
Postpaid	5,861	5,715	2.6%
Prepaid	23,914	23,263	2.8%
MOU	227	216	5.3%
ARPU (COP)	20,119	21,399	-6.0%
Churn (%)	4.3%	4.0%	0.4
Revenue Generating Units (RGUs)**	5,307	4,749	11.8%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television

Ecuador

We finished the year with 343 thousand fixed RGUs, 10.5% more than in 2013, and 11.7 million wireless subscribers after disconnecting in the quarter 508 thousand clients that were not generating traffic. Our postpaid subscriber base was up 4.9% on the year.

Fourth quarter revenues totaled 438 million dollars, slightly less than a year before, with equipment revenues declining 8.3%—mostly on account of restrictions on the import of handset devices—and service revenues increasing 0.5% supported by mobile data revenues. Fixed line revenues increased 8.9% from a year before but still represent less than 5% of revenues.

EBITDA of 188 million dollars was 0.3% above that of the year-earlier quarter.

We continue to show a positive balance from mobile number portability.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	438	441	-0.8%	1,726	1,721	0.3%
Total Service Revenues	382	380	0.5%	1,521	1,476	3.1%
Wireless Revenues	425	429	-0.9%	1,674	1,672	0.1%
Service Revenues	370	368	0.5%	1,470	1,427	3.0%
Equipment Revenues	55	61	-9.6%	204	245	-16.9%
Fixed Line and Other Revenues	17	15	8.9%	64	57	10.9%
EBITDA	188	188	0.3%	782	757	3.4%
% total revenues	43.0%	42.6%		45.3%	44.0%
EBIT	139	136	2.4%	586	567	3.3%
%	31.8%	30.8%		34.0%	33.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	11,772	12,031	-2.2%
Postpaid	2,420	2,306	4.9%
Prepaid	9,352	9,725	-3.8%
MOU	152	155	-2.0%
ARPU (US$)	10	10	-1.7%
Churn (%)	4.4%	2.7%	1.6
Revenue Generating Units (RGUs) *	343	311	10.5%
* Fixed Line, Broadband and Television

Peru

Our wireless subscriber base finished December with 12.5 million wireless subscribers, 5.4% more than in the same period of the prior year, with our postpaid base rising 13.0%. We added 161 thousand new clients in the quarter of which 117 thousand were postpaid.  We are the leaders in terms of fixed number portability and we have signed-in with Claro almost 91% of the ported lines in the country.

In addition to our wireless subscribers we had 1.2 million fixed RGUs, 19.5% more than in the previous year. Broadband is the fastest growing product at 39.1%, while both fixed telephony and PayTV accesses were expanding 14%.

The quarter’s revenues were up 5.9% annually to 1.4 billion soles with service revenues increasing 7.4% on the back of 13.0% data growth. Fixed line revenues expanded 14.8% year-on-year and now account for 13.2% of our gross revenues.

EBITDA came down 15.9% from a year before to 395 million soles as the result of higher subscriber acquisition and retention costs, in a more aggressive competitive environment.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	1,381	1,304	5.9%	5,268	4,862	8.4%
Total Service Revenues	1,212	1,129	7.4%	4,597	4,252	8.1%
Wireless Revenues	1,198	1,145	4.7%	4,566	4,271	6.9%
Service Revenues	1,009	964	4.7%	3,862	3,652	5.8%
Equipment Revenues	166	173	-4.1%	661	595	11.1%
Fixed Line and Other Revenues	182	159	14.8%	702	591	18.8%
EBITDA	395	470	-15.9%	1,852	1,841	0.6%
% total revenues	28.6%	36.0%		35.2%	37.9%
EBIT	248	329	-24.7%	1,253	1,288	-2.8%
%	17.9%	25.2%		23.8%	26.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	12,498	11,855	5.4%
Postpaid	3,912	3,462	13.0%
Prepaid	8,586	8,394	2.3%
MOU	157	140	11.9%
ARPU (Sol)	27	28	-2.0%
Churn (%)	4.7%	3.7%	1.0
Revenue Generating Units (RGUs) *	1,233	1,032	19.5%
* Fixed Line, Broadband and Television

Central America and the Caribbean

At the end of 2014 we had 26 million access lines in the Central America-Caribbean block including 19.1 million wireless subscribers, 17.1% less than a year before after the net disconnection of 579 thousand subs in Guatemala in our move to unify standards in the region. In the fixed-line platform we had almost 7 million RGUs, 6.9% more than a year before, with PayTV-units increasing 13.2% and broadband accesses 8.0%.

Total revenues for the quarter of one billion dollars were 3.3% higher than in the year-earlier quarter. At constant exchange rates service revenues climbed 4.5%, their best rate in several quarters with mobile data revenues growing 8.0% and mobile voice 4.1% over the year. Fixed-line revenues continued to show a positive trend expanding 1.0%  helped along by Pay TV revenues that expanded 17.5%. Fixed data services rose 7.2%.

Fourth quarter EBITDA stood at 371 million dollars, 14.8% more than a year before with the EBITDA margin climbing 3.6 percentage points  to 36.2% as we implemented more stringent cost controls.

In January we were granted in Puerto Rico the use of 10MHz of spectrum in the 1,700MHz band at a cost of 170M dollars.

INCOME STATEMENT (IFRS) - Central America and The Caribbean Millions of Dollars
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	1,023	991	3.3%	3,964	3,885	2.0%
Total Service Revenues	963	931	3.4%	3,759	3,682	2.1%
Wireless Revenues	620	592	4.8%	2,380	2,294	3.8%
Service Revenues	564	539	4.6%	2,195	2,117	3.7%
Equipment Revenues	55	52	4.6%	184	177	3.9%
Fixed Line and Other Revenues	405	401	1.0%	1,592	1,600	-0.5%
EBITDA	371	323	14.8%	1,366	1,292	5.7%
% total revenues	36.2%	32.6%		34.5%	33.2%
EBIT	117	71	66.5%	357	259	38.1%
%	11.5%	7.1%		9.0%	6.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and The Caribbean Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	19,065	22,985	-17.1%
Postpaid	3,456	3,162	9.3%
Prepaid	15,609	19,824	-21.3%
MOU	215	184	16.7%
ARPU (US$)	10	8	22.9%
Churn (%)	6.2%	4.3%	1.9
Revenue Generating Units (RGUs) *	6,953	6,504	6.9%
* Fixed Line, Broadband and Television

United States

Our subscriber base topped 26 million clients at the end of 2014, 9.9% more than a year before, after adding 101 thousand new subs in the last quarter.

Fourth quarter revenues of 1.8 billion dollars were up 13.8% year-on-year, with service revenues rising 12.1%. ARPU of 20 dollars was up 0.8% in annual terms, helped along by data revenue growth of 14.3%.

Our EBITDA totaled 72 million dollars in the period, which represented a 4.1% margin relative to revenues.

Tracfone entered into a settlement agreement with the Federal Trade Commission and other plaintiffs to settle charges on certain commercial and advertisement practices related to Tracfone’s unlimited data plans. Under the terms of the  agreement, Tracfone will pay 40 million dollars.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	1,756	1,543	13.8%	6,852	6,043	13.4%
Service Revenues	1,545	1,379	12.1%	6,153	5,363	14.7%
Equipment Revenues	211	164	28.2%	698	679	2.7%
EBITDA	72	119	-39.6%	655	548	19.6%
% total revenues	4.1%	7.7%		9.6%	9.1%
EBIT	55	107	-48.2%	613	508	20.6%
%	3.2%	6.9%		8.9%	8.4%

United States Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	26,006	23,659	9.9%
MOU	531	521	2.0%
ARPU (US$)	20	20	0.8%
Churn (%)	4.2%	3.6%	0.6

Telekom Austria Group

Telekom Austria ended 2014 with 24.4 million access lines, practically flat over the year before; 20 million were wireless subscribers, including 5.4 million in Austria, 4.9 million in Belarus and 4.2 in Bulgaria.

Fourth quarter revenues were down 2.6% from the year-earlier quarter to 1.1 billion euros, with service revenues declining 4.0%. Nearly two thirds of the revenues originated in the wireless platform. As for their geographic distribution, 60.0% came from Austria, 10% from Belarus and 9.2% from each of Bulgaria and Croatia. Serbia, Slovenia and Macedonia together contributed the remaining 11.3% of revenues.

EBITDA was down 32.3% in the fourth quarter from the year before and now represents 16.5% of total revenues. The EBITDA figure was affected by one-time, non-cash adjustments mostly related to the calculation of pension benefits for civil servants. The new methodology for such calculation is being contested by the Austrian Government in the courts, so there is the possibility that eventually such charges could be reversed.

In November, Telekom Austria completed a one billion euros capital raising exercise. It has strengthened the financial position of the company, which had been downgraded by Moody’s and S&P in October 2013 and was in danger of losing its investment grade rating. The company now has Baa2 and BBB ratings with a stable outlook.

INCOME STATEMENT (IFRS) - Telekom Austria Group Millions of Euros
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Total Revenues	1,058	1,086	-2.6%	4,137	4,271	-3.1%
Wireless Revenues	692	707	-2.1%	2,755	2,810	-2.0%
Service Revenues	554	595	-6.9%	2,336	2,453	-4.8%
Equipment Revenues	111	101	10.2%	337	325	3.8%
Fixed Line and Other Revenues	365	379	-3.5%	1,382	1,461	-5.4%
EBITDA	175	258	-32.3%	1,187	1,248	-4.8%
% total revenues	16.5%	23.8%		28.7%	29.2%
EBIT	-39	38	-202.9%	333	383	-13.1%
%	-3.7%	3.5%		8.0%	9.0%

Telekom Austria Group Operating Data (IFRS)
	4Q14	4Q13	Var.%
Wireless Subscribers (thousands)	20,008	20,117	-0.5%
Postpaid	14,098	14,037	0.4%
Prepaid	5,910	6,081	-2.8%
MOU	302	302	-0.1%
ARPU (Euros)	10	10	-5.0%
Churn (%)	2.1%	2.2%	(0.1)
Revenue Generating Units (RGUs) *	4,402	4,212	4.5%
* Fixed Line, Broadband and Television

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EDGE	Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

GSM	Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk	Enables compatible mobile phones to function like two-way radios.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
Mexico
EoP	14.72	13.08	12.6%	14.72	13.08	12.6%
Average	13.84	13.03	6.2%	13.30	12.77	4.2%
Brazil
EoP	2.66	2.34	13.4%	2.66	2.34	13.4%
Average	2.55	2.28	11.8%	2.35	2.16	9.1%
Argentina
EoP	8.55	6.52	31.1%	8.55	6.52	31.1%
Average	8.51	6.07	40.3%	8.12	5.48	48.2%
Chile
EoP	607	525	15.7%	607	525	15.7%
Average	598	516	15.9%	570	495	15.1%
Colombia
EoP	2,392	1,927	24.2%	2,392	1,927	24.2%
Average	2,172	1,913	13.5%	2,000	1,869	7.0%
Guatemala
EoP	7.60	7.84	-3.1%	7.60	7.84	-3.1%
Average	7.63	7.91	-3.5%	7.74	7.86	-1.6%
Honduras
EoP	21.66	20.74	4.4%	21.66	20.74	4.4%
Average	21.53	20.70	4.0%	21.14	20.50	3.1%
Nicaragua
EoP	26.60	25.33	5.0%	26.60	25.33	5.0%
Average	26.44	25.18	5.0%	25.96	24.72	5.0%
Costa Rica
EoP	546	508	7.4%	546	508	7.4%
Average	543	506	7.4%	545	506	7.8%
Peru
EoP	2.99	2.80	6.9%	2.99	2.80	6.9%
Average	2.93	2.78	5.3%	2.84	2.70	5.1%
Paraguay
EoP	4,629	4,585	1.0%	4,629	4,585	1.0%
Average	4,610	4,459	3.4%	4,460	4,298	3.8%
Uruguay
EoP	24.37	21.42	13.7%	24.37	21.42	13.7%
Average	24.15	21.45	12.6%	23.24	20.48	13.5%
Dominican Republic
EoP	44.43	42.87	3.6%	44.43	42.87	3.6%
Average	44.15	42.62	3.6%	43.59	41.83	4.2%
Austria & CEE
EoP	0.83	0.73	13.6%	0.83	0.73	13.6%
Average	0.80	0.73	9.1%	0.75	0.75	0.0%

	4Q14	4Q13	Var.%	Jan - Dec 14	Jan - Dec 13	Var.%
USA
EoP	0.07	0.08	-11.2%	0.07	0.08	-11.2%
Average	0.07	0.08	-5.9%	0.08	0.08	-4.0%
Brazil
EoP	0.18	0.18	0.7%	0.18	0.18	0.7%
Average	0.18	0.17	5.3%	0.18	0.17	4.7%
Argentina
EoP	0.58	0.50	16.5%	0.58	0.50	16.5%
Average	0.62	0.47	32.0%	0.61	0.43	42.3%
Chile
EoP	41.2	40.1	2.8%	41.2	40.1	2.8%
Average	43.2	39.6	9.1%	42.9	38.8	10.6%
Colombia
EoP	162.6	147.4	10.3%	162.6	147.4	10.3%
Average	156.9	146.9	6.8%	150.4	146.4	2.8%
Guatemala
EoP	0.52	0.60	-13.9%	0.52	0.60	-13.9%
Average	0.55	0.61	-9.2%	0.58	0.62	-5.5%
Honduras
EoP	1.47	1.59	-7.2%	1.47	1.59	-7.2%
Average	1.56	1.59	-2.1%	1.59	1.61	-1.0%
Nicaragua
EoP	1.81	1.94	-6.7%	1.81	1.94	-6.7%
Average	1.91	1.93	-1.2%	1.95	1.94	0.8%
Costa Rica
EoP	37.07	38.83	-4.6%	37.07	38.83	-4.6%
Average	39.25	38.84	1.1%	40.97	39.60	3.4%
Peru
EoP	0.20	0.21	-5.0%	0.20	0.21	-5.0%
Average	0.21	0.21	-0.9%	0.21	0.21	0.9%
Paraguay
EoP	314.5	350.6	-10.3%	314.5	350.6	-10.3%
Average	333.1	342.3	-2.7%	335.4	336.7	-0.4%
Uruguay
EoP	1.66	1.64	1.1%	1.66	1.64	1.1%
Average	1.74	1.65	6.0%	1.75	1.60	9.0%
Dominican Republic
EoP	3.02	3.28	-7.9%	3.02	3.28	-7.9%
Average	3.19	3.27	-2.5%	3.28	3.28	0.0%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 12, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer